Exhibit (a)(1)(I)

FORM OF EMAIL NOTICE

REGARDING REJECTION OF ELIGIBLE PERFORMANCE AWARDS (PSAs) AND/OR ELIGIBLE
TOTAL SHAREHOLDER RETURN UNITS (TSRUs) FOR MODIFICATION

From: Pfizer Inc.

Subject: Notice of Rejection of Performance Share Awards (PSAs) and/or Total Shareholder Return Units (TSRUs) For Modification

With this email, we are notifying you that Pfizer Inc.(“Pfizer”) has REJECTED your submission to modify the Eligible PSAs and/or Eligible TSRUs, pursuant to the “Offer To Modify Eligible Performance Share Awards and Eligible Total Shareholder Return Units” dated August 12, 2024 (“Modification Offer”, “Offer”) to Modified PSAs and/or Modified TSRUs. Accordingly, your Eligible PSAs and/or Eligible TSRUs will remain outstanding and subject to their original terms. For additional information regarding the rejection of your modification, please email LTIModification@Pfizer.com.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Modification Offer.